EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Amendment No. 2 to Registration Statement No. 333-134875 on Form S-4 of our report dated April 28, 2008, relating to the financial statements and financial statement schedule of RathGibson, Inc. and subsidiary as of January 31, 2008 and for the period June 16, 2007 through January 31, 2008, the period February 1, 2007 through June 15, 2007, the period February 8, 2006 through January 31, 2007 and the period February 1, 2006 through February 7, 2006 appearing in this Annual Report on Form 10-K of RathGibson, Inc. and subsidiary for the year ended January 31, 2009.

/s/ Deloitte & Touche LLP

Milwaukee, WI
May 18, 2009